Exhibit 99.8

NICE Enlighten AI Wins 2023 BIG Innovation Award for Contact
Center Advancements

NICE Enlighten AI for CSAT empowers agents to positively impact their customer satisfaction outcome, highlighting the behaviors needed for achieving their goals with real-time guidance

Hoboken, N.J., April 24, 2023 – NICE (Nasdaq: NICE) today announced that NICE Enlighten AI was named a winner in the 2023 BIG Innovation Awards presented by the Business Intelligence Group. The 2023 BIG Innovation Awards recognize organizations and individuals driving innovation and bringing new ideas and experiences to life across a multitude of fields.

A true innovation for the contact center, NICE Enlighten AI for CSAT empowers agents to positively impact their customer satisfaction outcome, highlighting the behaviors needed for achieving their goals with real-time guidance. Supervisors spend less time hunting for information and more time leveraging the data insights to deliver personalized coaching to agents, reducing both effort and cost. NICE Enlighten AI for CSAT is a complete out-of-the box solution that scores agents’ soft-skill behaviors on every interaction — objectively and consistently — eliminating the need for manual interpretation. It provides immediate value to organizations of all sizes with purpose-built AI and machine learning technology derived from the largest syndicated CX-specific interaction dataset that is deployed effortlessly ‘out-of-the-box’.

“NICE continues to deliver unique solutions that enable organizations to provide frictionless and personalized experiences to meet the needs of today’s consumers,” said Barry Cooper, President, NICE Workforce and Customer Experience Group. “We are honored to be recognized by the Business Intelligence Group for innovating in workforce engagement by leveraging AI to empower and motivate agents with guidance to deliver outstanding consumer experiences.”

“Innovation is ‘business critical’ in today’s society,” said Maria Jimenez, Chief Operating Officer of the Business Intelligence Group. “We are thrilled to be honoring NICE as they are leading by example and bringing new ideas to the industry.”

Organizations from across the globe submitted their recent innovations for consideration in the BIG Innovation Awards. Nominations were then judged by a select group of business leaders and executives who volunteer their time and expertise to score submissions.

About Business Intelligence Group
The Business Intelligence Group was founded with the mission of recognizing true talent and superior performance in the business world. Unlike other industry award programs, these programs are judged by business executives having experience and knowledge. The organization’s proprietary and unique scoring system selectively measures performance across multiple business domains and then rewards those companies whose achievements stand above those of their peers.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.